Exhibit 99.5

CONSENT OF JAMES A. KOFALT

I hereby consent to the references to, and information with respect to, me in my capacity as a proposed member of the Board of Directors of the Registrant wherever such references and information appear in the Registration Statement, including the joint proxy statement/prospectus constituting a part thereof, and all amendments thereto.

/s/ James A. Kofalt
James A. Kofalt

November 6, 2006